SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Access Midstream Partners, L.P.

(Name of Issuer)

Common Units Representing Limited Partner Interests, No Par Value

(Title of Class of Securities)

00434L109

(CUSIP Number)

Global Infrastructure Investors II, LLC

Attention: Joseph Blum

12 East 49th Street

New York, New York 10017

(212) 315-8100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 11, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

This Amendment No. 2 to Schedule 13D (“Amendment No. 2”) amends the Schedule 13D filed with the Securities and Exchange Commission on June 25, 2012, as amended by Amendment No. 1 filed with the Securities and Exchange Commission on July 3, 2012 (together with Amendment No. 1, the “Schedule 13D”), relating to the Common Units representing limited partner interests (the “Common Units”) of Access Midstream Partners, L.P., a Delaware limited partnership formerly known as Chesapeake Midstream Partners, L.P., (the “Issuer”). Global Infrastructure Investors II, LLC, Global Infrastructure GP II, L.P. (“Global GP”), GIP II Eagle Acquisition Holdings GP, LLC (“Eagle GP”) and GIP II Eagle Holdings Partnership, L.P. (“Eagle Holdings”) are sometimes collectively referred to herein as the “Reporting Persons.” Capitalized terms used herein without definition shall have the meanings set forth in the Schedule 13D.

ITEM 1.	Security and Issuer

Effective July 24, 2012, the Issuer changed its name from Chesapeake Midstream Partners, L.P. to Access Midstream Partners, L.P.

ITEM 3.	Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and supplemented by the following:

On December 11, 2012, the Issuer, Access Midstream Partners GP, L.L.C., a Delaware limited liability company and the general partner of the Issuer (formerly Chesapeake Midstream GP, L.L.C.) (the “General Partner”), GIP II Hawk Holdings Partnership, L.P., a Delaware limited partnership (“GIP II-Hawk”), and The Williams Companies, Inc. (“Williams” and together with GIP II-Hawk, the “Purchasers”) entered into a Subscription Agreement (the “Subscription Agreement”) pursuant to which, and subject to the terms and conditions therein, GIP II-Hawk has agreed to purchase from the Issuer, the following securities: (i) $171,500,000 of Convertible Class B units (the “Class B Units”), (ii) $171,500,000 of Subordinated Class C units (the “Class C Units”), (iii) 50% of that number of Common Units that, together with the proceeds of any public offering of Common Units, would result in aggregate cash consideration of at least $460 million, inclusive of the capital contribution made by the General Partner to maintain its 2% interest. If a public offering of Common Units is not completed, GIP II-Hawk has agreed to purchase up to an additional $230 million of Class C Units, inclusive of the capital contribution made by the General Partner to maintain its 2% interest. As it is expected that the public offering of Common Units will be completed with aggregate cash consideration in excess of $460 million, the Reporting Persons do not expect to purchase any additional Class C Units or Common Units pursuant to the Subscription Agreement. The purchase price for the Class B Units will be $28.93 and the purchase price for the Class C Units will be $30.63.

GIP II-Hawk will obtain the funds for the purchase of the Class B Units, the Class C Units and Common Units, if any, through capital contributions from its partners, which in turn will obtain such funds from their respective partners and members of such partners.

ITEM 4.	Purpose of Transaction

Item 4 is hereby amended and supplemented by the following:

On December 11, 2012, the Issuer and Chesapeake Midstream Development, L.L.C. (“CMD”), an indirect wholly owned subsidiary of Chesapeake Energy Corporation, entered into a Unit Purchase Agreement. Under the terms of the Unit Purchase Agreement, the Issuer has agreed to purchase, and CMD has agreed to sell, 100% of the issued and outstanding equity interests in Chesapeake Midstream Operating, L.L.C. (the “CMO Acquisition”).

Pursuant to the Subscription Agreement, and subject to the terms and conditions therein, the Issuer will issue and sell to the Purchasers, and the General Partner will make its pro rata contribution in order to maintain its existing 2% general partner interest, the following securities: (i) $350 million of Class B Units, inclusive of the capital contribution made by the general partner to maintain its 2% interest, (ii) $350 million of Class C Units, inclusive of the capital contribution made by the general partner to maintain its 2% interest, (iii) a number of Common Units that, together with the proceeds of any public offering of Common Units, would result in aggregate cash consideration of at least $460 million, inclusive of the capital contribution made by the General Partner to maintain its 2% interest. If a public offering of Common Units is not completed, the Purchasers will purchase up to an additional $460 million of Class C Units, inclusive of the capital contribution made by the General Partner to maintain its 2% interest. As it is expected that the public offering of Common Units will be completed with aggregate cash consideration in excess of $460 million, the Reporting Persons do not expect to purchase any additional Class C Units or Common Units pursuant to the Subscription Agreement. The purchase price for the Class B Units is $28.93 and the purchase price for the Class C Units is $30.63.

The Class B Units are not entitled to cash distributions. Instead, prior to conversion into Common Units, the Class B Units will receive quarterly distributions of additional paid-in-kind Class B Units. The amount of each quarterly distribution per Class B Unit will be the quotient of the quarterly distribution paid to Common Units by the volume-weighted average price of the Common Units for the 30-day period prior to the declaration of the quarterly distribution to Common Units. Effective on the business day after the record date for the distribution on Common Units for the fiscal quarter ending December 31, 2014, each Class B Unit will become convertible at the election of either the holder of such Class B Unit or the Issuer into a Common Unit on a one-for-one basis. In the event of a liquidation of the Issuer, the holder of Class B Units will be entitled to receive out of the Issuer’s assets available for distribution to the partners the positive balance in each such holder’s capital account in respect of such Class B Units, determined after allocating the Issuer’s net income or net loss among the partners. In the event of a merger or other extraordinary transaction involving the Issuer, the Class B Units will be converted into Common Units immediately prior to such transaction. The holders of Class B Units will vote together with the Common Units on all matters submitted to a vote of the Issuer’s unitholders (subject to certain exceptions as set forth in the Issuer’s partnership agreement or as otherwise required by law), on an as-converted basis. The Class B Units will be entitled to vote as a separate class on any matter on which unitholders are entitled to vote that adversely affects the rights or preferences of the Class B Units in relation to other classes. The Issuer also has agreed not to take any action that adversely affects any of the rights, preferences or privileges of the Class B Units or issue any equity securities other than Common Units, the Class C Units or additional General Partner interests unless the holders of a majority of the outstanding Class B Units approves such issuance. The Class B Units will be transferable subject to compliance with securities laws and certain other restrictions.

The Class C units are entitled to quarterly cash distributions after the Common Units have received the minimum quarterly distribution, plus any arrearages from prior quarters. The Class C Units will participate pro rata thereafter with all outstanding subordinated units until the subordinated units and Class C Units receive the minimum quarterly distribution, after which the Class C Units will participate in further cash distributions pro rata with the Common Units. Effective on the business day after the record date for the distribution on Common Units for the fiscal quarter ending December 31, 2013, each Class C Unit will become convertible at the election of either the holder of such Class C Unit or the Issuer into a Common Unit on a one-for-one basis. In the event of a liquidation of the Issuer, the holder of Class C Units will be entitled to receive out of the Issuer’s assets available for distribution to the partners the positive balance in each such holder’s capital account in respect of such Class C Units, determined after allocating the Issuer’s net income or net loss among the partners. In the event of a merger or other extraordinary transaction involving the Issuer, the Class C Units will be converted into Common Units immediately prior to such transaction. The holders of Class C Units will vote together with the Common Units on all matters submitted to a vote of the Issuer’s unitholders (subject to certain exceptions as set forth in the Issuer’s partnership agreement or as otherwise required by law), on an as-converted basis. The Class C Units will be entitled to vote as a separate class on any matter on which unitholders are entitled to vote that adversely affects the rights or preferences of the Class C Units in relation to other classes. The Issuer also has agreed not to take any action that adversely affects any of the rights, preferences or privileges of the Class C Units. The Class C Units will be transferable subject to compliance with securities laws and certain other restrictions.

The Subscription Agreement contains customary representations and warranties of the Issuer and the Purchasers and customary covenants, including covenants with respect to commercially reasonable efforts to consummate the Subscription Agreement and cooperation with the Issuer’s financing efforts. The Subscription Agreement also contains certain covenants with respect to operations of the Issuer and its subsidiaries between the signing of the Subscription Agreement and the closing of the transactions contemplated by the Subscription Agreement, which require the Issuer to operate in the ordinary course of business consistent with past practice, use commercially reasonable efforts to preserve its material business operations and maintain its assets, make certain capital expenditures and refrain from taking certain specified actions. Subject to certain exceptions, the Issuer is required to reimburse each Purchaser for its out-of-pocket expenses incurred in connection with the transactions under the Subscription Agreement and the related transactions.

Under the Subscription Agreement and subject to certain limitations and survival periods, the Issuer has agreed to indemnify the Purchasers and its affiliates, directors, officers and other representatives for certain breaches of its representations, warranties and covenants, and each Purchaser has agreed to indemnify the Issuer and its affiliates, directors, officers and other representatives for certain breaches of its representations, warranties and covenants.

The Subscription Agreement grants both the Issuer and the Purchasers the right to terminate the Subscription Agreement under certain circumstances, including, subject to certain exceptions, (i) if a governmental authority issues a non-appealable order restraining the transactions under the Subscription Agreement, (ii) for breaches of representations, warranties or covenants that remain uncured, (iii) if either the Purchase Agreement or that certain purchase agreement by and among GIP-A Holding (CHK), L.P., GIP-B Holding (CHK), L.P., GIP-C Holding (CHK), L.P. (collectively, the “Sellers”) and Williams, wherein the Sellers agreed to sell their equity interests in Access Midstream Ventures, L.L.C. and the Issuer (the “Williams Acquisition”), is terminated in accordance with its terms, or (iv) if the closing of the transactions it contemplates does not occur by January 31, 2013.

The closing of the transactions contemplated by the Subscription Agreement is subject to certain conditions, including, among other conditions, (i) consummation of the CMO Acquisition, (ii) the absence of any law or order prohibiting the consummation of the transactions under the Subscription Agreement, (iii) the consummation of the Williams Acquisition described above, (iv) the execution of certain amendments to the Issuer’s Partnership Agreement and the registration rights agreement and (v) the Issuer’s obtaining certain debt financing for the CMO Acquisition.

The foregoing description of the Subscription Agreement does not purport to be complete and are qualified in its entirety by reference to the full text of the Subscription Agreement filed as Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed December 11, 2012, which is incorporated in its entirety in this Item 4.

In connection with the closing of the CMO Acquisition and the transactions contemplated by the Subscription Agreement, it is expected that GIP II-Hawk will obtain the right to designate members of the board of directors of the General Partner.

The purpose of the acquisition by the GIP II-Hawk of the Class B Units, the Class C Units and Common Units, if any, and the Subordinated Units and Common Units currently held by the Reporting Persons (together, the “Subject Interests”) is for investment purposes. Depending on the factors discussed herein, the Reporting Persons may, from time to time, acquire, retain or sell all or a portion of the Subject Interests in the open market or in privately negotiated transactions with third parties or the Issuer. The Reporting Persons may, from time to time, and without further amendment to this statement, entertain discussions with, or submit one or more proposals to, the Issuer with respect to the Reporting Persons’ acquisition of Issuer securities either for cash, which may be used to finance an acquisition of assets by the Issuer from third parties, or in connection with a sale of assets from one or more Reporting Persons or their affiliates to the Issuer.

Any actions the Reporting Persons might undertake, including any actions to acquire, retain or sell all or a portion of the Subject Interests, will be dependent upon the Reporting Persons’ review of numerous factors, including, among other things, the price levels of the Subject Interests; general market and economic conditions; ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; the relative attractiveness of alternative business and investment opportunities; and other future developments. In connection with the public offering of Common Units referred to above, certain of the Reporting Persons and certain others will enter into a lock-up agreement which will restrict such persons from directly or indirectly disposing of Issuer securities for a period of 45 days from the date of the prospectus supplement pursuant to which such Common Units are sold.

Except as set forth above, the Reporting Persons and Related Persons have no present plans or proposals which would result in or relate to any of the transactions described in subparagraphs (a) through (f) of Item 4 of Schedule 13D.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 is hereby amended and supplemented by the following:

Item 3 and Item 4 above summarize certain provisions of the Subscription Agreement and are incorporated herein by reference. The foregoing description of the Subscription Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Subscription Agreement filed as Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed December 11, 2012, which is incorporated in their entirety in this Item 6.

Except as set forth herein, none of the Reporting Persons or Related Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangement, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Materials to be Filed as Exhibits

Exhibit Number	Description

1	Joint Filing Agreement (incorporated by reference to Exhibit 1 of Schedule 13D, dated June 25, 2012, filed by Global Infrastructure Investors II, LLC).

2	Subscription Agreement by and among Access Midstream Partners, L.P.., Access Midstream Partners GP, L.L.C., GIP II Hawk Holdings Partnership, L.P. and The Williams Companies, Inc., dated as of December 11, 2012, (incorporated by reference to Exhibit 2.2 of to the Current Report on Form 8-K dated December 11, 2012 filed by Access Midstream Partners GP, L.L.C.).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 14, 2012

GLOBAL INFRASTRUCTURE INVESTORS II, LLC

by:	/s/ Mark Levitt
Name:	Mark Levitt
Title:	Secretary

GLOBAL INFRASTRUCTURE GP II, L.P.
by:	Global Infrastructure Investors II, LLC, its general partner

by:	/s/ Mark Levitt
Name:	Mark Levitt
Title:	Secretary

GIP II EAGLE ACQUISITION HOLDINGS GP, LLC
by:	Global Infrastructure GP II, L.P., its managing member
by:	Global Infrastructure Investors II, LLC, its general partner

by:	/s/ Mark Levitt
Name:	Mark Levitt
Title:	Secretary

GIP II EAGLE HOLDINGS PARTNERSHIP, L.P.
by:	GIP II Eagle Acquisition Holdings GP, LLC, its general partner
by:	Global Infrastructure GP II, L.P., its managing member
by:	Global Infrastructure Investors II, LLC, its general partner

by:	/s/ Mark Levitt
Name:	Mark Levitt
Title:	Secretary

EXHIBIT INDEX

Exhibit Number	Description

1	Joint Filing Agreement (incorporated by reference to Exhibit 1 of Schedule 13D, dated June 25, 2012, filed by Global Infrastructure Investors II, LLC).

2	Subscription Agreement by and among Access Midstream Partners, L.P.., Access Midstream Partners GP, L.L.C., GIP II Hawk Holdings Partnership, L.P. and The Williams Companies, Inc., dated as of December 11, 2012 (incorporated by reference to Exhibit 2.2 of to the Current Report on Form 8-K dated December 11, 2012 filed by Access Midstream Partners GP, L.L.C.).

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